SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT ("Agreement") is made between PEPCO HOLDINGS, INC., a Delaware corporation ("Seller"), and THE JOHN AKRIDGE DEVELOPMENT COMPANY, a Virginia corporation ("Buyer"). The effective date of this Agreement (the "Effective Date") shall be the date on which the last of the Seller or Buyer sign this Agreement below.

WHEREAS, Seller is the owner of certain real property consisting of land totaling approximately 384,051 square feet in size, which land is more particularly described in Exhibit A attached hereto located between First and Second Street from S Street on the north to V Street on the south in Southwest Washington, D.C. (the "Property").

AND, WHEREAS, Seller has agreed to sell the Property to Buyer, and Buyer has agreed to purchase the Property from Seller, under all of the terms set forth herein.

NOW, THEREFORE, for good and valuable consideration, Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, the Property, together with all improvements thereto, all structures thereon, all rights, privileges, easements and appurtenances thereto, all equipment and personal property, if any, owned by Seller and located at such Property, and all of Seller's right, title and interest in any leases (including ground leases) of any portions of such Property, under all of the following terms and conditions:

1.   Price and Deposit.

      1.01   Purchase Price. The purchase price for the Property (the "Purchase Price") shall be Seventy-Five Million Dollars ($75,000,000.00).

      1.02   Payment. The Purchase Price shall be paid as follows:

      (a)   On the Effective Date of this Agreement, Buyer shall deposit with the Title Company (as defined in Section 2.04 below), which shall also act as escrow agent ("Escrow Agent"), a deposit (by wire transfer of immediately available federal funds sent in accordance with the instructions to be provided by Seller) in the amount of $1,500,000 (the "Initial Deposit"). Unless Buyer delivers the Study Period Notice (defined in Section 2.02 below), on or before the Study Period Expiration Date (defined in Section 2.02 below) Buyer shall deposit with Escrow Agent an additional deposit (by a wire transfer of immediately available federal funds) in the amount of $1,500,000 (the "Second Deposit"). The Initial Deposit and, if delivered in accordance herewith, the Second Deposit are collectively the "Deposit." Failure by Buyer to deliver the Second Deposit to Escrow Agent on time shall be a default by Buyer entitling Seller to the remedies set forth in Section 7.02 hereof. The Deposit shall be held, released or retained by Escrow Agent in accordance with the terms and provisions of Section 8 of this Agreement. Unless Buyer terminates this Agreement pursuant to Section 2.02, the Deposit shall be non-refundable, except upon the occurrence of a default by Seller in accordance with Section 7.01 hereof.

(b)   Upon closing under this Agreement, the Deposit and the remainder of the Purchase Price, subject to closing adjustments provided herein, shall be paid by wire transfer of funds to Seller's account.

2.   Review of Property.

2.01   Property Information. Seller has or shall, within 10 business days after the Effective Date, deliver to Buyer, or make available for review by Buyer, copies of the following documents to the extent in the Seller's possession:

(a)   All written leases, licenses or other occupancy agreements (with any amendments thereto) of any portions of the Property which are in effect on the Effective Date.

(b)   Any survey of the Property prepared for Seller at the time of Seller's acquisition of the Property.

(c)   The most recent bill(s) for real estate taxes and assessments.

(d)   All contracts or agreements (with any amendments thereto) for maintenance, trash removal, landscaping, snow removal and other ongoing services provided to Seller in connection with the Property, if any.

(e)   Any title policy insuring Seller and all endorsements thereto.

(f)   A copy of all Environmental Reports (as defined in §3.01 below).

2.02   Study Period.   Buyer shall have a period (the "Study Period"), commencing upon the Effective Date and ending 30 business days thereafter (the "Study Period Expiration Date"), in which to determine in its discretion whether to proceed to closing of the purchase of the Property. If Buyer elects not to proceed to closing of the purchase of the Property, then Buyer shall have the right to terminate this Agreement upon written notice to Seller delivered prior to 4:00 p.m. Eastern Standard Time on the Study Period Expiration Date (the "Study Period Notice"), in which event the Deposit shall be returned to Buyer and the parties shall have no further liability hereunder (excepting any obligations, covenants and agreements of the parties hereto which pursuant to the terms of this Agreement survive termination, including without limitation Buyer's obligations under Sections 2.03, 8.03, 9.04, 9.07 and 9.08 and the indemnity obligations of Buyer under Sections 2.03 and 9.07 (collectively the "Continuing Obligations")). In the event Buyer does not deliver the Study Period Notice in accordance with this Section 2.02, Buyer shall be deemed to have automatically waived its right to terminate this Agreement, and the parties shall proceed to closing in accordance with the terms set forth herein.

2.03   Right of Entry. During the Study Period, Buyer and its agents shall have the right to enter the Property for the purpose of examining the environmental, physical, and other conditions of the Property. Such right of entry shall be governed by the following provisions:

(a)   In exercising such right of entry, Buyer or the Buyer's representatives, attorneys, consultants, engineers, architects and other employees and agents, who, because of their involvement with the proposed transaction, need to know such information for the purpose of giving advice with respect to, bidding on or consummating the proposed transaction (collectively, the "Buyer Parties") are entitled to enter upon the Property, including any leased areas, however such entry may be done only during normal business hours, upon reasonable prior notice to Seller, and for the sole purposes, each of which must be expressly approved in advance by Seller, in Seller's reasonable discretion, (i) to perform inspections and tests of the Property, including surveys, environmental studies and examinations, and (ii) to examine the books and records of Seller and Seller's property manager relating to the Property, excluding (1) any proprietary information related to Seller's business, (2) any opinions, appraisals, audits, internal memoranda or other internal work product or similar documents with respect to the Property and (3) any information related to the financing of the Seller or the Property. Buyer shall not communicate with any officials at environmental, zoning, assessment or other government agencies regarding the Property or the Seller by name without the Seller's prior consent (which consent shall not be unreasonably withheld by Seller). Notwithstanding the foregoing, Buyer and the Buyer Parties shall not interfere unreasonably with Seller's operations at the Property or interfere with any service provider's or tenant's operations at the Property, and the scheduling of any inspections shall take into account the timing and availability of access to tenants' premises pursuant to tenants' rights under their leases or otherwise. Buyer agrees that it or the Buyer Parties will not communicate with any tenants or service providers unless (x) such meetings are coordinated with Seller and (y) a representative of Seller is present during any such tenant or service provider meeting.

(b)   If Buyer wishes to engage in any testing of any portion of the Property, Buyer shall obtain Seller's prior written consent thereto, which may be refused or conditioned as Seller may deem appropriate in its reasonable discretion. Notwithstanding anything to the contrary contained herein, Buyer shall not conduct or allow any physically intrusive testing of, on or under the Property without first obtaining Seller's written consent as to the timing and scope of the work to be performed, which shall not be unreasonably withheld, and the parties entering into an amendment hereto memorializing such scope of work and any additional agreements of the parties with respect to such testing. Without limiting the generality of the foregoing, Seller's written approval (which may be granted, withheld or conditioned in Seller's sole discretion) shall be required prior to any Phase II environmental survey or any testing or sampling of surface or subsurface soils, surface water, groundwater or any materials in or about the Property in connection with Buyer's environmental due diligence. If any testing is approved by Seller, Buyer agrees to cooperate with any request by Seller in connection with the timing of any such inspection or test. Buyer agrees to provide Seller, upon Seller's request, with a copy of any written inspection or test report or summary prepared by any third party. Buyer agrees that any inspection, test or other study or analysis of the Property shall be performed at

Buyer's expense and in accordance with applicable law. Buyer agrees at its own expense to promptly restore the Property or, at Seller's option, to reimburse Seller for any repair or restoration costs, if any inspection or test requires or results in any damage to or alteration of its condition.

(c)   Buyer agrees that Buyer and any person accessing the Property hereunder will be covered by not less than $2,000,000 commercial general liability insurance (with, in the case of Buyer's coverage, a contractual liability endorsement, insuring its indemnity obligation under this Agreement) insuring all activity and conduct of Buyer and such persons while exercising such right of access and naming Seller as insured, issued by a licensed insurance company reasonably acceptable to Seller.

(d)   Buyer agrees that any materials or information provided or made available to Buyer by Seller or its representatives pursuant to Section 2.01 or otherwise in connection with the Property and any and all information, studies and tests obtained by Buyer pursuant to Section 2.03 above, including without limitation any and all Property Information as defined in the certain Confidentiality Agreement, dated April 22, 2005, as amended by Amendment to Confidentiality Agreement dated May 20, 2005, by and between Buyer and Seller (collectively, the "Property Information") is proprietary and confidential, unless such information is in the public domain. Buyer further agrees that all such Property Information and any notes regarding such Property Information ("Notes") will be used solely for the purpose of evaluating the potential purchase of the Property by Buyer and will not be used or duplicated for any other purpose.   Buyer shall keep all Property Information and Notes strictly confidential. Notwithstanding the foregoing, Buyer may disclose the Property Information to the Buyer Parties, provided that Buyer shall inform the Buyer Parties of the confidential nature of such information and shall direct and cause such Buyer Parties to keep all such information in the strictest confidence and to use such information only in connection with the proposed transaction and in accordance with the terms of this Agreement. In any event, Buyer has caused or will cause any Buyer Party to execute the agreement attached hereto as Exhibit D (or as attached to the prior confidentiality agreement delivered by Buyer to Seller) (the "Confidentiality Agreement") and such executed agreement has been or shall be delivered to Seller prior to (a) Buyer giving such Buyer Party Property Information or Notes or authorizing or directing such Buyer Party to receive such Property Information or Notes, or (b) any entry by a Buyer Party onto the Property. If, at any time, either Buyer elects not to proceed with the purchase of the Property, upon any termination of this Agreement or upon the request of Seller, Buyer will promptly deliver to Seller all Property Information and destroy all Notes, and promptly certify to Seller, in writing, that, to the best of Buyer's knowledge, all Property Information has been returned and all Notes destroyed.   All obligations of Buyer under this Section 9 shall be referred to as the "Confidentiality Obligations."

(e)   Buyer agrees to indemnify, defend with counsel reasonably acceptable to Seller and hold harmless Seller and all employees, affiliates, subsidiaries, shareholders, officers, directors, trustees and partners of Seller, as well as any investment manager and other agents of Seller (collectively, the "Seller Parties"), from and against any and all loss, injury, damage, claim, lien, liability, suit, cost, including without limitation reasonable attorneys' fees and costs, or expense (collectively, "Claims"), caused by or arising from the exercise by Buyer or any of the Buyer Parties or their respective employees, contractors, consultants, agents or representatives of the right of access under this Agreement or arising out of a breach by Buyer of its obligations under this Section 2.03. The indemnity in this Section 2.03(e) shall survive closing or any termination of this Agreement.

Except as otherwise may be expressly set forth herein, Seller makes no representation or warranty as to the truth, accuracy or completeness of the Property Information, including without limitation the contents of Seller's or Seller's agents' and representatives' books and records, contracts, rent rolls, leases or income and expense statements, which it may make available to Buyer in connection with Buyer's evaluation of the Property, including without limitation the Property Information, or that actual results will conform to any projections contained therein. Seller expressly disclaims any and all liability for representations, warranties, express or implied, in such materials or in any other written, oral or other communications transmitted or made available to Buyer by Seller or its consultants, agents or representatives including, without limitation, computer disks containing files with financial data or projections. Buyer acknowledges and agrees that all materials, data and other information made available to Buyer are made available as a convenience and accommodation only. Buyer shall be responsible for verifying through Buyer's own due diligence the accuracy and completeness of all documents and information, provided by Seller to Buyer, and any reliance by Buyer on such documents and information shall be at Buyer's own risk.

2.04   Legal Review Period. After the Effective Date, Buyer shall have the right to obtain a current survey ("Survey") of the Property by a recognized local surveyor reasonably acceptable to Seller and a title insurance commitment ("Title Commitment") with respect to the Property from a nationally recognized title insurer acceptable to Seller in its sole discretion (the "Title Company"). On or before a date which is the earlier of (i) 10 business days after the later of Buyer's receipt of the Survey or Buyer's receipt of the Title Commitment, or (ii) the date on which the Study Period expires, Buyer shall notify Seller in writing of any bona-fide defect in title to the Property or of any other matter which is indicated on the Survey or Title Commitment to which Buyer reasonably objects (the "Title Notice"). If Buyer does so notify Seller of a defect in title or other matter reasonably objectionable to Buyer within the prescribed time, Seller shall have 5 business days in which to determine whether to cure the defect or other matter so objected to by Buyer and to notify Buyer of Seller's decision in this regard. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required or obligated to expend any amount of money or take any other action to cure any defect or other matter, except that Seller will cause to be paid off (with proceeds up to the Seller's proceeds of sale) and released, bond over, or otherwise secure any mortgage or deed of trust encumbering title to the Property. If Seller is unable or elects not to cure the defect or other matter so objected to by Buyer to the reasonable satisfaction of Buyer, or if a new bona-fide defect in title to the Property first arises of record following the Title Notice (a "New Defect"), Buyer shall have the right, as its sole remedy on account thereof, to either (i) waive such defect or other matter and take title to the Property without any adjustment in the Purchase Price, or (ii) terminate this Agreement and receive a return of the Deposit, provided that if Buyer elects to terminate this Agreement Buyer notifies Seller of its election to terminate within 5 business days after the Seller's notice or, in the case of any New Defect, within 5 business days after the date Buyer becomes aware of such New Defect (or by the date of closing, if earlier), failing which option (i) will be applicable. In the event Buyer elects to terminate this Agreement by timely notifying Seller of Buyer's election as aforesaid, the Deposit shall be returned to Buyer and the parties shall have no further liabilities hereunder except for the Continuing Obligations. In the event that Buyer fails to initially notify Seller in writing of a defect or other objectionable matter within the prescribed time as described above, or Buyer fails to terminate the Agreement within the prescribed time upon Seller's failure to cure the defect or other matter to Buyer's reasonable satisfaction, Buyer shall be deemed to have automatically waived any objection to the state of title to the Property or to any matter shown on the Survey and to have agreed to proceed to closing in accordance with the terms of this Agreement without adjustment of the Purchase Price.

      3.   <u>Representations and Warranties</u>.

      3.01   <u>Seller's Representations and Warranties</u>. Seller hereby represents and warrants that to Seller's knowledge:

      (a)   All of the documents and information required to be delivered to Buyer pursuant to Section 2.01 have been or will be so delivered without intentional alteration or omission. The leases, licenses and other occupancy agreements, including any amendments thereto, delivered pursuant to Section 2.01 are all the leases, licenses and other occupancy agreements affecting the Property and such leases licenses and other occupancy agreements are true, accurate and complete copies of such agreements.

      (b)   There are not pending any special assessments or condemnation actions with respect to the Property. All real estate taxes, due and payable with respect to the Property, on or before closing (excepting special assessments or benefit charges, which are payable over a period of years) have been or will be paid in full prior to closing, subject to pro-ration in accordance with Section 5.05 below.

      (c)   This Agreement has been, and all the documents to be delivered by Seller to Buyer at closing pursuant to Section 5.02 will be, duly authorized.

      (d)   This Agreement, and the transfer of the Property by Seller, shall not violate any contract, agreement or instrument to which Seller is a party or by which the Seller is bound.

      (e)   The Property is not, or at closing hereunder will not be, subject to mechanics' liens or other similar liens for services provided to or on behalf of the Seller, or other matters of record that evidence, secure or create a lien upon the Property, for payment of any monetary sum, other than a lien for real estate taxes, assessments, vault rents or other similar charges not yet due and payable.

      (f)   The Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986.

(g)   There are no court actions or other legal proceedings pending against Seller before any court or administrative agency that affects or could affect Seller's ability to perform its obligations under this Agreement or that, if decided adversely to Seller, could have a material adverse effect on the Property.

(h)   Except as disclosed in the environmental reports listed on Exhibit B attached hereto (the "Environmental Reports"), Seller has received no written notice of any violation of any Environmental Laws from any governmental authority. For purposes of this Agreement, "Environmental Laws" shall mean all federal, state and local laws, statutes, ordinances, codes, rules, regulations, decisions, or decrees, and any judicial interpretation of any of the foregoing, applicable to the Property that pertains or relates to Hazardous Substances, and all amendments to any of the foregoing (including, without limitation, the following: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986; the Resource Conservation and Recovery Act of 1976; the Solid Waste Disposal Act; the Clean Water Act; the Clean Air Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Hazardous Materials Transportation Act; the Toxic Substances and Control Act of 1976; the Occupational Safety and Health Act; the Safe Drinking Water Act; and the Underground Storage Tank Management Act of 1990). For the purposes of this Agreement "Hazardous Substances" shall mean (i) any "hazardous substance," "hazardous material," "toxic substance" or "solid waste" as such terms are presently defined in those laws specifically listed under the definition of Environmental Laws in this Agreement.

(i)   There are no due and payable but unpaid leasing commissions relating to the Property.

(j)   Seller has not entered into any agreement or assumed any obligation which is not of public record with any governmental authority or agency which would impose on Buyer the obligation to make any contributions of money, dedications of land, grants of easements or rights of way, or to construct, install or maintain any improvements, public or private, on or off the Property, or which otherwise affect, restrict or encumber the development of the Property, which has not been, or will not be, satisfied or discharged prior to closing.

Any reference in this Agreement to "knowledge," "actual knowledge" or "best of knowledge" of Seller, shall be deemed to mean the actual knowledge of Vernon D. Gibson, without inquiry or review of Seller's books and records. Any reference in this Agreement to the receipt of notices or other communications by Seller shall be deemed to mean the knowledge by Vernon D. Gibson of receipt by Seller of such notice or communication in writing to Seller. Buyer acknowledges and agrees that neither such party nor any other employee or agent of Seller shall have any duty or obligation under this Agreement or other law to make any affirmative investigation of the matters covered by the foregoing provisions in order to determine the accuracy or truthfulness thereof. Buyer has not relied and will not rely on, and Seller is not liable for or bound by, any express or implied warranties, guaranties, statements, representations or information pertaining to the Property or relating thereto made or furnished by Seller, or any real estate broker or agent representing or purporting to represent Seller, or any third party in the form of reports or otherwise, to whomever made or given, directly or indirectly, orally or in writing, unless specifically set forth in this Agreement. In addition, Buyer hereby acknowledges and agrees that except with respect to the foregoing representations and warranties set forth in this provision above, or that which may be expressly set forth elsewhere in this Agreement (if at all), the Property is to be conveyed by Seller to Buyer in "as-is, where-is, with all faults" condition without warranty or representation, express or implied, as to zoning, physical condition, environmental condition, suitability for a particular purpose or any other matter whatsoever.

3.02   Conditions to Buyer's Closing. The (i) continued accuracy in all material respects of the representations and warranties set forth in Section 3.01 above, and (ii) the commitment by the Title Company, upon payment by Buyer of the premium therefore, to issue to Buyer a title insurance policy in the form called for by the Title Commitment, subject, however, to all matters to which the deed is subject in accordance with Section 5.02(a), shall be a condition precedent to the Buyer's obligation to close hereunder. If any representation or warranty set forth in Section 3.01 above shall not be correct in any material respect at or before closing, as may be determined by the certificate delivered from Seller to Buyer at closing as described in Section 5.02 or otherwise, or if the Title Company fails upon closing and payment of its premium to commit to issue a title policy to Buyer as above provided, Buyer may, as its sole remedy on account thereof, terminate this Agreement and receive a return of its Deposit, in which event the parties shall have no further liability hereunder (except for the Continuing Obligations). Absent any such termination, upon closing hereunder the covenants, representations and warranties set forth in Section 3.01 above, as modified by the certificate delivered from Seller to Buyer at closing as described in Section 5.02, shall be deemed remade as of the date of closing hereunder. However, notwithstanding anything to the contrary herein, to the extent that any documents or information regarding the Seller or the Property are disclosed to Buyer or brought to Buyer's attention prior to closing, either orally or in writing, and Buyer nevertheless closes on purchase of the Property, Buyer shall be deemed to have accepted and to have waived any objection to or claim based on such documents or information. Furthermore, except with respect to any covenants, representations or warranties which are expressly to survive closing hereunder (if any), any and all covenants, representations and warranties contained in this Agreement shall merge in the deed delivered at closing and shall not survive closing hereunder.

3.03   Buyer's Representations and Warranties. Buyer hereby covenants, represents and warrants to Seller as follows:

(a)   This Agreement has been, and all the documents to be delivered by Buyer to Seller at closing will be, duly authorized.

(b)   This Agreement, and the acquisition of the Property by Buyer, shall not violate any contract, agreement or instrument to which Buyer is a party or by which the Buyer is bound.

3.04   Conditions to Seller's Closing. The continued accuracy in all material respects of the representations and warranties set forth in Section 3.03 above shall be a condition precedent to the Seller's obligation to close hereunder. If any representation or warranty set forth in Section 3.03 above shall not be correct in any material respect at or before closing, Seller may terminate this Agreement and retain the Deposit without prejudice to or limitation on Seller's remedies on account of breach or default of contract by Buyer.

3.05   Survival of Representations. All of the representations of Seller and Buyer expressly made in this Agreement and in any other instrument or agreement entered into in connection herewith shall survive closing hereunder for a period of six (6) months, after which no suit, action or claim may be initiated with respect to such matters.

4.   Pre-closing Obligations.

4.01   Operations. Between the Effective Date and closing hereunder, Seller shall continue to operate the Property in the normal course of business.

4.02   Actions Affecting Property. Between the Effective Date and the expiration of the Study Period, Seller shall give Buyer notice of any actions taken or notices received, with regard to leases, title or otherwise, with respect to the Property. Between the expiration of the Study Period and closing hereunder, Seller shall not execute any new leases or lease amendments without Buyer's prior written approval, which approval shall not be unreasonably withheld, conditioned or delayed. In addition, during the period between the expiration of the Study Period and closing hereunder, Seller shall not execute any documents, agreements or instruments affecting title to the Property, or (to the extent within Seller's control) otherwise allow or permit the imposition of any liens or other encumbrances which affect title to the Property, without the prior written approval of the Buyer. In the event that Buyer fails to respond within 3 business days after its receipt of any request for approval of a lease or any other document, then Buyer's approval shall be deemed granted. Furthermore, Buyer shall be responsible for paying, and shall indemnify and hold harmless Seller from, leasing commissions and other similar expenses related to leases of space at the Property, provided the terms of such leases or a renewal or extension thereof commence after the Effective Date, when and as due, provided further that with respect to any such obligations which arise in connection with the execution of a new lease after the Effective Date, such lease is approved or deemed approved by Buyer pursuant to this section.

4.03   Service Contracts. Before the expiration of the Study Period, Buyer shall designate in writing to Seller any landscaping, trash removal, maintenance or other service contracts or agreements Buyer elects to have Seller terminate as of closing, and at closing Seller shall take steps to terminate such contracts and agreements in accordance with their terms (with the understanding that to the extent that any such contracts require advance notice for termination to be effective, Buyer shall at closing assume and perform such contracts until the first date on which the termination may become effective). Buyer shall be responsible for, and shall pay as of closing, any cancellation charges or fees for termination of contracts or agreements which Buyer elects to have terminated.

4.04   Marketing of Property. After the Effective Date, and until closing or earlier termination of this Agreement, Seller may communicate with other prospective third party purchasers, but Seller shall not enter into any other contract for sale of the Property unless such contract is expressly subject to the prior rights of Buyer hereunder.

5.   Closing and Settlement.

5.01   Closing Date. The purchase and sale contemplated herein shall close at the office of Wilmer Cutler Pickering Hale and Dorr LLP ("Seller's Counsel"), 1801 Pennsylvania Avenue, Washington, D.C. within 15 business days after the expiration of the Study Period. In addition, at the request of Seller, the parties shall meet at the aforesaid offices of Seller's Counsel one day prior to the closing date in order to verify compliance with all terms of the Agreement by both parties.

5.02   Seller's Deliveries. At closing, upon payment to Seller of the Purchase Price (subject to closing adjustments in accordance with this Agreement), Seller shall execute and deliver to Buyer the following documents, each of which shall be in a form prepared by or reasonably acceptable to Seller:

(a)   A special warranty deed subject to (i) liens securing payment of taxes, assessments, vault rents and other public charges imposed in connection with the Property but which are not yet due as of the date of closing, (ii) all matters, including without limitation defects in title to the Property indicated on the Title Commitment, to which Buyer is deemed to have waived any objection under Section 2.04, (iii) any matters which could be disclosed by an accurate survey of the Property, (iv) any zoning, subdivision or other public laws and regulations, and (v) leases or other occupancy agreements with tenants at the Property.

(b)   A bill of sale, conveying to Buyer without warranty or representation and without recourse, title to all personal property, if any, owned by Seller and located at the Property.

(c)   An assignment by Seller, with an assumption by Buyer, of (1) all leases affecting the Property provided to Buyer pursuant to Section 2.01 above, (2) all service contracts and agreements which Buyer elects not to have terminated at closing, (3) all equipment leases, permits and warranties and other rights relating to the Property which are assignable without charge or restriction (the "Assignment").

(d)   Letters to each tenant at the Property notifying the tenants of the sale of the Property to Buyer.

(e)   Evidence, in form reasonably satisfactory to the Title Company, of Seller's power and authority to enter into this transaction.

(f)   A written certificate stating that all representations and warranties contained in Section 3.01 above remain, as of the date of closing, correct in all material respects as when first made hereunder or, if not correct, stating the extent to which any such representations and warranties are not correct ("Seller's Certificate").

(g)   A District of Columbia Form FP-7C (the "FP-7C").

(h)   An owner's title affidavit in form acceptable to the Title Company and Seller.

(i)   A settlement statement in accordance with the terms of this Agreement (the "Settlement Statement").

(j)   Such additional documents as may be reasonably necessary or customary to consummate the transactions contemplated by this Agreement.

5.03   Buyer's Deliveries.

(a)   At closing, Buyer shall pay the Purchase Price in accordance with Section 1.

(b)   At closing, Buyer shall execute and deliver to Seller the following documents:

(i)   The Settlement Statement.

(ii)   The Assignment.

(iii)   A written certificate stating that all representations and warranties contained in Section 3.03 above remain, as of the date of closing, correct in all material respects as when first made hereunder or, if not correct, stating the extent to which any such representations and warranties are not correct (the "Buyer's Certificate").

(iv)   The FP-7C.

(v)   Such additional documents as may be reasonably necessary or customary to consummate the transactions contemplated by this Agreement.

5.04   Possession. Possession of the Property shall be delivered to the Buyer on the date of closing. In addition, on or before the date of closing, Seller shall deliver to Buyer the Seller's copies of all leases (including all amendments thereto).

5.05   Prorations. The following provisions shall apply to the division of funds, obligations and payments between the parties as of closing hereunder:

(a)   The parties shall adjust and prorate the following items as of 11:59 p.m. on the day prior to closing:

(i)   All rent, including base rent, minimum rent and percentage rent (if any), which relates to the months or other applicable rent periods up through the month or other applicable period within which the closing occurs. Any rent which is payable in arrears shall be adjusted on the basis of figures equivalent to such rent payable for the immediately preceding rent period, then readjusted after closing upon determination of final, actual amounts in accordance with this section. Seller shall receive a credit for any rental amounts which are due and payable prior to closing but not actually paid by the respective tenant(s), and Buyer shall have all rights of collection and enforcement with respect thereto after closing.

(ii)   All amounts payable by tenants at the Property as periodic estimates of the costs of utilities, vault rents, taxes, insurance, maintenance, repairs and other operating expenses relating to the months or other applicable periods up through the month or other applicable period within which the closing occurs. Seller shall receive a credit for any estimates of expenses which are due and payable prior to closing but not actually paid by the respective tenant(s), and Buyer shall have all rights of collection and enforcement with respect thereto after closing.

(iii)   All real property taxes, assessments and other governmental impositions of any kind or nature, including any special assessments or similar charges, accrued or imposed in any connection with the Property (collectively "Taxes"), which relate to the tax year or other applicable tax period within which the closing occurs (whether paid or accrued). With respect to any portion of the Taxes which are payable by any tenant directly to the authorities, no proration or adjustment shall be made.

(iv)   All fees, costs and expenses under maintenance, trash removal, janitorial or other service contracts which relate to the period within which the closing occurs.

(b)   The parties agree that in the event the Seller's proceeds of the Purchase Price are not delivered to Seller's account pursuant to Section 1.02(b) by 3:00 p.m. Eastern Standard Time on the day of closing determined in accordance with Section 5.01 above, then the prorations described in subsection (a) above shall be recalculated as of 11:59 p.m. Eastern Standard Time the day immediately prior to the first day on which Seller has such funds by 3:00 p.m. Eastern Standard Time. Such recalculation shall not diminish or otherwise affect the parties' obligation to close at the time and at the place required by the terms of this Agreement.

(c)   Seller shall transfer to Buyer a credit against the Purchase Price equal to the total amount held by the Seller as security deposit money under tenant leases in connection with the Property. All leasing commissions and tenant improvement costs arising in connection with leases, lease amendments or other agreements with tenants which are entered into by Seller with Buyer's approval (not to be unreasonably withheld) on or after the Effective Date and before closing shall be assumed and paid by Buyer, with an adjustment of the Purchase Price to be made at closing in order to credit to Seller any payments of such amounts made by Seller prior to closing. In addition, Buyer shall assume and pay, and hereby indemnifies Seller from, any commissions or fees becoming payable to brokers or agents after closing, including commissions or fees which become payable after closing on account of property visits, lease negotiations or other broker or agent activities taking place prior to closing.

(d)   The obligations under this section shall survive closing. In the event that any errors in prorations made at closing are discovered or additional adjustments to prorations are necessary after closing, the parties shall promptly re-adjust the subject amounts, with such payments to be made between the parties as are necessary to correct the errors. In all events, the parties shall make such adjustments, or confirm in writing that no such adjustments are necessary, within 120 days after the end of the calendar year in which the closing occurs.

5.06   Closing Costs.   Buyer shall pay any and all transfer, recordation, documentary stamp and other similar taxes and charges imposed in connection with the delivery and recordation of a deed for the Property and otherwise in connection with this transaction. In addition, Buyer shall pay all costs of the survey, examination of title and all title insurance policy premiums. Seller and Buyer shall each pay the costs of its own counsel.

6.   Condemnation.   In the event any governmental or quasi-governmental authority notifies Seller, or Seller becomes aware, of any permanent or temporary actual taking or condemnation of all or any material portion of the Property ("Taking"), Seller shall promptly notify Buyer of the same.   If such Taking would not materially adversely affect Buyer's intended development of the Property, Buyer shall proceed to closing with no reduction in the Purchase Price, and all proceeds of such Taking less costs of collection incurred by Seller shall be delivered or assigned to Buyer at closing. If, however, such Taking would materially adversely affect Buyer's intended development of the Property, Buyer shall have the right, at its sole option, either to (a) proceed to closing with no reduction in the Purchase Price, in which event any and all proceeds of such Taking less costs of collection incurred by Seller shall be delivered or assigned to Buyer at closing, or (b) terminate this Agreement, in which event the Deposit shall be promptly released to Buyer, and Seller and Buyer thereafter shall be released from any further liabilities or obligations under this Agreement, except for the Continuing Obligations. Within ten (10) days after Buyer's receipt of written notice from Seller regarding the occurrence of any Taking, Buyer shall notify Seller in writing of Buyer's determination as to whether such Taking would or would not materially adversely affect Buyer's intended development of the Property. If Buyer fails to deliver such written notice to Seller prior to the expiration of said 10-day period, then Buyer shall be deemed to have made a determination that such Taking shall not adversely affect Buyer's intended development of the Property, and an election to proceed to closing with no reduction of the Purchase Price in accordance with subclause (a) above.

7.   Default/Remedies.

7.01   Default by Seller.   If Seller breaches or defaults in any covenant or obligation under this Agreement prior to closing (but not including the breach of any representation or warranty set forth in Section 3.01 hereof, which shall be addressed in Section 3.02 above), and such breach or default is not cured within a reasonable time after written notice from Buyer, then Buyer shall have, as its sole option and remedy on account thereof, the right to either (a) enforce this Agreement by specific performance, or (b) terminate this Agreement and receive a return of the Deposit; provided, however, if Seller intentionally breaches any of its covenants contained herein, and Buyer terminates this Agreement as a result thereof, Seller shall reimburse Buyer for its reasonable out-of-pocket costs up to $300,000.

7.02   Default by Buyer.   If prior to closing, Buyer breaches any covenant, warranty or representation contained in this Agreement, then Seller shall have the right to retain the full amount of the Deposit hereunder, as Seller's sole remedy and liquidated damages on account of the Buyer's default. Notwithstanding the foregoing, this provision shall not limit the Seller's right and claim against Buyer for any portion of the total Deposit which is not paid to Seller, and further provided that this provision shall not limit the Seller's right to pursue and recover on a claim with respect to any Continuing Obligations of Buyer. The parties agree that the Seller's actual damages would be difficult to ascertain and that the total Deposit is the parties' best and good faith estimate of such damages and not a penalty.

8.   Deposit.

8.01   Disbursement of Deposit.   Escrow Agent shall hold the Deposit in an interest bearing account at a federally insured financial institution in the Washington metropolitan area. Any interest earned on the Deposit shall be and become part of the Deposit. Escrow Agent shall retain and/or return the Deposit as provided in this Agreement. If by 4:00 p.m. (Eastern Standard Time) on the expiration date of the Study Period, Buyer has delivered the Study Period Notice, terminating the Agreement, then Escrow Agent shall return the Deposit to Buyer.

8.02   Disputes.   In the event of any dispute between Seller and Buyer regarding the disbursement of the Deposit, Seller shall hold the Deposit until (i) Seller and Buyer agree with respect to the disbursement of the Deposit or (ii) Escrow Agent receives a final, non-appealable, unstayed order binding upon it from a court of competent jurisdiction with respect to the disbursement of the Deposit.

8.03   Attorneys' Fees and Interest.   In the event there exists a dispute between Seller and Buyer as to the disbursement of the Deposit in accordance with Section 8.01, and a court of competent jurisdiction determines that the Deposit should have been disbursed to either Seller or to Buyer, then in addition to all other amounts payable under this Agreement, and notwithstanding any limitation set forth in this Agreement on the liability of any party, the non-prevailing party in such litigation or proceeding shall pay all fees and expenses (including, without limitation, court costs and reasonable attorneys' fees) incurred by the other party in obtaining the release of the Deposit.

9.   Miscellaneous.

9.01   Assignment.   Buyer represents to Seller that Buyer intends to purchase the Property for Buyer's own investment purposes. Likewise, Buyer shall not assign or transfer this Agreement or any interest herein or in the Property to any third party without the prior written consent of the Seller. However, Seller agrees to not unreasonably withhold its consent to any request by Buyer for consent to an assignment of this Agreement prior to closing to a single asset entity formed solely for the purpose of holding title to the Property for benefit of Buyer. Likewise, Seller may withhold its consent to, and Buyer hereby agrees to not undertake, any assignment for the purpose of transferring directly or indirectly the rights to purchase the Property in return for monetary consideration. Upon any assignment, the original named Buyer herein shall not be released but shall remain primarily responsible for all duties, obligations and liabilities of the Buyer hereunder. This Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

9.02   No Personal Liability. No employee, officer, director, trustee, partner or affiliate of Seller, or any investment manager or other agent of Seller, and except for the obligations of Buyer Parties under Section 2.03(d) or any Confidentiality Agreement delivered under Section 2.03(d), no employee, officer, director, trustee, partner or affiliate of Buyer or any investment manager or agent of Buyer, shall be personally liable or responsible for any duties, obligations or liabilities of the Seller or Buyer, as applicable, hereunder or in any other connection with the Property or this transaction.

9.03   Limitation of Assets. To the extent that Seller has obligations or liabilities of any kind after closing under this Agreement, recourse for enforcement of such obligations or liabilities (if any) shall be limited to an amount of $500,000, and no action may be taken with respect to any greater amounts or other assets of Seller. However, this provision shall not be construed or interpreted as creating any such obligations or liabilities of Seller, which shall be determined by other provisions of this Agreement.

9.04   Limitation of Claims. No statutory or other legal rights under federal, state or local laws and/or regulations shall apply between the parties with respect to the Property and the transactions contemplated by this Agreement, and the parties are liable only pursuant to the covenants, representations and/or warranties expressly stated in this Agreement and no other agreements, laws or regulations. Likewise, upon closing hereunder, except as otherwise specifically set forth in this Agreement, Buyer shall be deemed to have automatically released and discharged forever the Seller and all Seller Parties from and against any and all Claims, including but not limited to actions for contribution or reimbursement after environmental remediation, which might otherwise arise under any law or regulation. Without limiting the foregoing, from and after closing hereunder, Buyer shall indemnify, defend with counsel reasonably acceptable to Seller, and hold harmless Seller and all Seller Parties from and against any and all Claims caused by or arising from the generation, storage, presence, release, discharge, remediation or removal of Hazardous Substances on or from the Property, including without limitation the soils or groundwater in or under the Property. Notwithstanding the foregoing, Buyer shall not be liable to Seller or Seller Parties under the immediately preceding sentence for claims by third parties arising from the occurrence before closing of any release (including without limitation any release by migration through the soils or ground water) of Hazardous Substances from the Property onto adjacent property. The provisions of this Section 9.04 shall survive closing or any termination of this Agreement.

9.05   Notices. All notices given in connection with this Agreement shall be effective as of the date personally delivered, one day after the date delivered to overnight courier, or three days after being mailed by U.S. Mail (postage prepaid), as the case may be, if sent to the parties at the following addresses:

If to Seller:	Potomac Electric Power Company 701 Ninth Street, N.W., Rm. 9404 Washington, D.C. 20068 Attn: Mr. Vernon D. Gibson
and to:	Potomac Electric Power Company 701 Ninth Street, N.W., Rm. 9404 Washington, D.C. 20068 Attn: Mr. Kambiz Molkara
and to:	Potomac Electric Power Company 701 Ninth Street, N.W., Rm. 1113 Washington, D.C. 20068 Attn: Michael J. Boland, Esq.
With a copy to:	Wilmer Cutler Pickering Hale and Dorr LLP 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Attn: Allen H. Fox, Esq.
If to Buyer:	Akridge 601 Thirteenth Street, NW, Suite 300N Washington, DC 20005 Attn: Thomas W. Wilbur

9.06   Entire Agreement. This Agreement contains all agreements of the parties with respect to the Property and supersedes any prior discussions, contracts or other agreements with respect thereto. No modifications to this Agreement or waivers of any rights or benefits provided herein shall be binding unless signed by the party against whom such modification or waiver is sought to be enforced.

9.07   Broker. Each of Seller and Buyer represents and warrants to the other that it has not dealt with any broker or finder in connection with the transaction contemplated by this Agreement, except for Cassidy & Pinkard on behalf of Seller (the "Broker"). Seller shall pay a commission to the Brokers at closing according to separate agreement. Furthermore, each of Seller and Buyer indemnifies and holds the other harmless from and against any losses, damages, costs or expenses (including attorneys' fees) incurred by such other party due to a breach of the foregoing warranty and representation. The foregoing indemnity shall survive closing or any termination of this Agreement.

9.08   Attorney's Fees. If any action is brought by either party hereto against the other party, the party in whose favor a final judgment shall be entered shall be entitled to recover court costs and reasonable attorneys' fees incurred in connection therewith.

9.09   Perpetuities.   If the rule against perpetuities would invalidate this Agreement or any portion hereof, due to the potential failure of an interest in property created herein to vest within a particular time, then notwithstanding anything to the contrary herein, each such interest in property must vest, if at all, before the passing of 21 years from the date of this Agreement, or this Agreement shall become null and void upon the expiration of such 21 year period and the parties shall have no further liability hereunder.

9.10   Severability.   No determination by any court, governmental body or otherwise that any provision of this Agreement or any amendment hereof is invalid or unenforceable in any instance shall affect the validity or enforceability of any other such provision or such provision in any circumstance not controlled by such determination. Each such provision shall be valid and enforceable to the fullest extent allowed by, and shall be construed wherever possible as being consistent with, applicable law.

9.11   Recording. This Agreement may not be recorded among the land records or among any other public records without the Seller's prior written consent (which consent may be withheld for any reason).

9.12   Counterparts. This Agreement may be signed in counterparts and shall be fully enforceable when signed in such manner.

9.13   Timing. The phrase "business days" as used herein shall mean the days of Monday through Friday, excepting only federal holidays. The phrase "calendar days" as used herein shall mean all days of the week, including all holidays. The term "days" without reference to calendar or business days shall mean calendar days. Time is of the essence of this Agreement.

9.14   Soil Disclosure. The characteristics of soil on the Property as described by the Soil Conservation Service of the United States Department of Agriculture in the Soil Survey of the District of Columbia and as shown on the Soil Maps of the District of Columbia is Urban Land. For further information, Purchaser may contact a soil-testing laboratory, the District of Columbia Department of Environmental Services or the Soil Conservation Service of the Department of Agriculture.

9.15   UST Disclosure. Concurrently with its execution of this Agreement, Seller has executed and delivered to Purchaser, pursuant to the Underground Storage Tank Management Act of 1990, an Underground Storage Tank Real Estate Transfer Disclosure Form in the form attached to this Agreement as Exhibit E.

9.16   Approval by Seller's Board of Directors. The obligation of Seller and Buyer to proceed to closing shall be conditioned upon approval by Seller's Board of Directors of this Agreement and the consummation of the transactions described herein.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the dates set forth below.

SELLER: PEPCO HOLDINGS, INC.

  KEVIN McGOWAN   By: W. J. SIM
Witness   Name: William J. Sim
                                                  Title: President & C.O.O.

                                                  Date of Execution: 6/3/05

BUYER: THE JOHN AKRIDGE DEVELOPMENT
                                           COMPANY

  JAYNE SHISTER   By: T. WILBUR
Witness   Name: Thomas W. Wilbur
                                                  Title: Senior Vice President

                                                  Date of Execution: 3 June 2005

Attachments

Exhibit A – Plat/Description of Property
Exhibit B – Environmental Reports
Exhibit C – Not Applicable
Exhibit D – Confidentiality Agreement
Exhibit E – UST Disclosure Form

EXHIBIT A

DESCRIPTION OF PROPERTY

(See Attached)

EXHIBIT B

<u>ENVIRONMENTAL REPORTS</u>

EXHIBIT C

<u>NOT APPLICABLE</u>

EXHIBIT D

<u>CONFIDENTIALITY AGREEMENT</u>

The undersigned, a Buyer Party (as defined in the attached Purchase Agreement) of _____, with respect to the property located between First and Second Street from S Street on the north to V Street on the south in Southwest Washington, D.C., agrees to be bound by the terms of Section 9 of the attached Purchase Agreement.

[BUYER PARTY NAME]

By: _____
      Name:
      Title:

EXHIBIT E

UST DISCLOSURE FORM

**D.C. DEPARTMENT OF CONSUMER AND REGULATORY AFFAIRS
ENVIRONMENTAL REGULATION ADMINISTRATION**

**UNDERGROUND STORAGE TANK REAL ESTATE TRANSFER
DISCLOSURE FORM**

The Underground Storage Tank (UST) Management Act of 1990, as amended, and implementing regulations, require that sellers of real property in the District of Columbia inform prospective purchasers in writing, prior to entering into a contract for sale, of the existence or removal of any USTs of which the seller has knowledge. If the sale is of commercial property, seller is also required to inform prospective purchasers of any prior use of the property of which seller has actual knowledge which suggests the existence of tanks on the property. (For example, if seller knows there was formerly a gas station at the site, he is required to disclose this fact). Sellers of individual condominium or cooperative units are not subject to the disclosure requirements. Sellers of single-family homes should use the appropriate from or provide disclosure in the sales contract.

Seller Name: _____

Address of property to be sold: _____

1)	To the best of your knowledge, are there any underground storage tanks (USTs) located on or under the above-reference real property? Yes _____ No _____

2)	If yes, how many USTs are located on the property? _____

    a)	What is the capacity of the tanks? _____
    b)	Are they presently in service _____ or abandoned _____?
    c)	If in service, for what purpose are they used? _____
        _____

3)	Have you removed any USTs during the period of time you have owned the above-referenced property? Yes _____ No _____

4)	If Yes, how many USTs were removed? _____ When? _____

    By whom? _____

a)   What were their capacities? _____

b)   Have you and/or the parties who removed the USTs complied with all requirements of the D.C. UST Regulations pertaining to closure of USTs? Yes ____ No ____ Don't know ____

5)   Do you know of any prior uses of the property which suggest that USTs may be or have been used on the property? Yes ____ No ____

If yes, please describe the former use: _____

PEPCO HOLDINGS, INC., as seller

By: _____   _____
Name: Date
Title:

PURCHASER ACKNOWLEDGES THAT PURCHASER HAS RECEIVED THE ABOVE DISCLOSURES PRIOR TO SIGNING A CONTRACT FOR PURCHASE.

THE JOHN AKRIDGE DEVELOPMENT COMPANY, as purchaser

By: _____   _____
Name: Date
Title:

Information pertaining to USTs and UST removals of which the D.C. Government has received notification, is on file with the D.C. Department of Consumer and Regulatory Affairs, Environmental Regulation Administration, UST Branch, 2100 MLK, Jr. Avenue, S.E., Wash., D.C., Phone (202) 404-1167.